SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 11, 2015

Press Release dated September 11, 2015

Press Release dated September 17, 2015

Press Release dated September 17, 2015

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: September 30, 2015

Eni: fixed rate bond offering

San Donato Milanese (Milan), September 11, 2015 - Eni has mandated Banca IMI, Deutsche Bank AG, HSBC, RBS and Société Générale Corporate & Investment Banking as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 8 year (January 2024) bond offering under its existing Euro Medium Term Notes Programme.

The bond is to be issued within the framework of the Euro Medium Term Notes Programme and in accordance with the resolution adopted by Eni's Board of Directors on January 20, 2015. The issuance is aimed at maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt.

The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bond will be listed on the Luxembourg Stock Exchange.

Eni is rated A3 (outlook stable) by Moody's and A- (outlook stable) by Standard & Poor's.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate bond

San Donato Milanese (Milan), September 11, 2015 - Eni successfully launched today a fixed rate bond issue for a notional amount of euro 750 million.

The transaction was placed in the international Eurobond market, under its existing Euro Medium Term Notes Programme. The bond has a 8 year maturity (January 2024) and pays a fixed annual coupon of 1.75%.

The re-offer price is 99.192%. The proceeds of the bond issue have a general purposes use.

The bond will be traded on the Luxembourg Stock Exchange.

The notes were bought by institutional investors mainly in France, Germany and Italy.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors
Approval of 2015 interim dividend: euro 0.40 per share

Rome, September 17, 2015 - Eni’s Board of Directors today resolved to distribute to Shareholders an interim dividend for the fiscal year 2015 of euro 0.40 per each share1 outstanding at the ex-dividend date as of September 21, 2015, payable on September 23, 2015. The proposal to distribute an interim dividend of euro 0.40 was announced to the market on July 30, 2015, when the Company published its second quarter results2.

Holders of ADRs will receive euro 0.80 per ADR, with each ADR listed on the New York Stock Exchange representing two Eni shares, outstanding at the record date as of September 22, 2015, payable on October 7, 20153.

Eni’s independent auditors have issued their report pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

The board’s resolution on the interim dividend was made on the basis of the accounts of the parent company Eni SpA at June 30, 2015, which were prepared in accordance with IFRS. In the first half of 2015 Eni SpA reported net profit of euro 3,649 million4.

_____________________

(1) As a result of the tax reform enacted on January 1, 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.
(2) Pursuant to Article 83-terdecies of the Italian Legislative Decree No. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in Article 83-quater, paragraph 3 of the Italian Legislative Decree No. 58 of February 24, 1998 – at the end of the accounting day of the September 22, 2015 (record date). Eni treasury shares held by the company on the record date will be excluded from the distribution of dividends.
(3) On ADR payment date, The Bank of New York Mellon will pay Eni SpA’s dividend less the entire amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.
(4) The accounting report of Eni SpA at June 30, 2015, the Report of the Board of Directors and the report of the External Auditors on the payment of the Interim Dividend are deposited at Eni SpA Registered Office in Rome, Piazzale Enrico Mattei, No. 1, pursuant to Article 2433-bis of the Italian Civil Code. Aforementioned documents may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free Number 800 940 924 for calls from Italy and 800 11 22 34 56, after dialing the International access code (+), for calls from outside Italy.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni Board of Directors

Eni integrates Board Committees and amends the guidelines on the maximum number of appointments of Eni Directors in other companies

Rome, September 17, 2015 - Eni’s Board of Directors today appointed Alessandro Profumo as a member of the Nomination Committee and to the Sustainability and Scenarios Committee.

Furthermore, upon proposal of the Nomination Committee, the Board of Directors has amended the guidelines on the maximum number of appointments in other companies that an Eni Director may hold, reducing the number of non-executive offices.

Information about Eni Board Committees and on the guidelines on the maximum number of Directors’ offices will be available on the Company’s website, under the ‘Governance’ section.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com